SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-36349

 MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

On September 24, 2018, MediWound Ltd. (the “Company”) issued a press release entitled "MediWound Awarded Additional BARDA Contract Valued Up to $43 Million for Development of NexoBrid® for Sulfur Mustard Injuries”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

This Report on Form 6-K incorporated by reference the information contained in Exhibits 99.1 (but excluding quotes of senior management) into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014 (Registration No. 333-195517), on Form F-3 filed with the SEC on January 25, 2016 (Registration No. 333-209106) and on Forms S-8 filed with the SEC on March 24, 2016 and March 19, 2018 (Registration No. 333-210375 and 333-223267, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: September 24, 2018	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial and Operations Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated September 24, 2018 titled "MediWound Awarded Additional BARDA Contract Valued Up to $43 Million for Development of NexoBrid® for Sulfur Mustard Injuries".